July 5, 2013

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jaime John

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-34143

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company") in response to comments from the staff ("Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 20, 2013 (the "Staff Letter") relating to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (File No. 001-34143) (the "10-K").

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response.

General

1.	As previously requested, please provide a statement, signed by a member of the Company's management, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully acknowledge and adhere to the previous request and have included the acknowledgment below.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Free Cash Flow, page 51

2.
We note in your response to prior comment 1 that Adjusted Free Cash Flow is not intended to convey information regarding your liquidity. However, your current disclosure that this measure “is an important metric for investors in evaluating how a company is currently using cash generated and may indicate its ability to generate cash” and your response which further indicates that this measure relates to your ability to “fund operating expenses and expenditures for capital assets,” implies that this is a liquidity measure. Please revise your disclosure in future filings to reconcile this measure to an element of your cash flow statement. Alternatively, revise your disclosure in future filings to clearly indicate that this measure is a performance measure and remove references to your use of cash when explaining the usefulness of this measure.

We respectfully advise the Staff that in future filings we will revise our disclosure to clearly indicate that this measure is a performance measure, and we will remove references to our use of cash when explaining the usefulness of this measure. Our disclosure regarding the usefulness of this measure will read as follows:

“We believe that Adjusted Free Cash Flow is a performance metric used by investors to evaluate the strength and performance of a company's ongoing business. Note that Adjusted Free Cash Flow is not a measure of financial performance under GAAP and may not be comparable to similarly titled measures reported by other companies.”

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Acknowledgment and Adequacy of Disclosure

Rackspace acknowledges that:

•	Rackspace Hosting is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rackspace Hosting may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to Karl Pichler, Chief Financial Officer and Treasurer, by telephone at 210.312.1177 or by facsimile to 210.312.0030. Thank you for your assistance.

Sincerely,

/s/ Karl Pichler
Karl Pichler, Chief Financial Officer and Treasurer